NEWS RELEASE

FOR IMMEDIATE RELEASE:

PARKERVISION REPORTS SECOND QUARTER 2009 RESULTS

JACKSONVILLE, Fla., August 10, 2009 – ParkerVision, Inc. (Nasdaq GM: PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, announced a net loss for the second quarter of 2009 of $5.8 million, or $0.17 per share, compared to a net loss of $5.8 million, or $0.22 per share, during the second quarter of 2008.  The weighted average number of common shares outstanding for the three month periods ended June 30, 2009 and 2008, were 33,025,889 and 26,514,124, respectively.

Second Quarter 2009 Highlights:

•	First sample phones embedded with ParkerVision’s d2p™ technology nearing completion and poised for delivery to mobile phone chipset customer for sampling to handset OEMs.

•	Delivery to joint development partner LG Innotek of first d2p-based silicon demonstration platform for co-developed HEDGE handset module expected this quarter.

•	d2p product development programs with licensing partner ITT Corp progressing as planned with anticipated revenues in the second half of 2009.

Total operating expenses for three month period ended June 30, 2009 decreased approximately $200,000, or 3.4% from the same period in 2008, despite a company-wide increase in share-based compensation expense (FAS 123R) of nearly $500,000 for the same period.  This non-cash increase was offset by reductions in employee and director compensation and other related expense of approximately $430,000.

For the six month period ended June 30, 2009, ParkerVision reported a net loss of $10.9 million, or $0.35 per share, compared to a net loss of $10.7 million, or $0.41 per share, for the same period in 2008.  The weighted average number of common shares outstanding for the six month periods ended June 30, 2009 and 2008, were 30,823,361 and 26,062,588, respectively.

Total operating expenses for the six month period ended June 30, 2009 decreased slightly from the same period in 2008, despite an increase in share-based compensation expense (FAS123R) of approximately $1.3 million for the period.  This increase in non-cash expense was offset by company-wide reductions in operating expenses, including a reduction in employee and director compensation and related expense of approximately $740,000 for the six month period.

As a result of decreases in cash compensation and other expenses, the Company’s use of cash for operating and investing activities decreased over 12% to $7.1 million for the first half of 2009 from $8.1 million for the first half of 2008.

“ParkerVision has made significant progress during the second quarter toward advancing its innovative RF technology into the marketplace,” stated Chairman and Chief Executive Officer, Jeffrey Parker.  “Following an extensive development program, our first commercial chipset customer, in collaboration with ParkerVision, is in the final stages of developing the first mobile handset samples enabled with ParkerVision’s Direct2Power™ (d2p™) wireless chip technology, and is poised to soon begin providing these phones to its customers for use as reference designs, a milestone which is expected to lead to our first revenue dollars as a technology provider,” Mr. Parker said.

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“At the same time, we are continuing to support our licensing partner ITT Corporation, in development programs which utilize ParkerVision’s RF technology in military and government applications.  These efforts are expected to begin generating revenue to ParkerVision this year.  We have also made considerable progress with our newest joint development partner, component maker LG Innotek, toward developing modules incorporating ParkerVision’s wireless chips for new HEDGE handset modules, supporting 2G, 2.5G, 3G and 3.5G standards,” added Mr. Parker.

The Company will host a conference call and webcast today at 4:30 p.m. Eastern time for a discussion of its 2009 second quarter financial results. The conference call will be accessible by telephone at 1-877-780-3379, at least five minutes before the scheduled start time.  International callers should dial 719-457-2662. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm.  The conference call will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary RF technologies which enable advanced wireless communications for current and next generation mobile communications networks. Its solutions for wireless transfer of radio frequency (RF) waveforms enable significant advancements in wireless products, addressing the needs of the cellular industry for efficient use of power, reduced cost and size, greater design simplicity and enhanced performance in mobile handsets as the industry migrates to next generation networks. ParkerVision is headquartered in Jacksonville, Florida.  For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K/A for the year ended December 31, 2008 and the Forms 10Q for the quarters ended March 31, 2009 and June 30, 2009. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Ron Stabiner
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Wall Street Group, Inc.
904-732-6100, cpoehlman@parkervision.com		212-888-4848, rstabiner@thewallstreetgroup.com

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ParkerVision, Inc.

Summary of Results of Operations (in thousands except for per share amounts)
Unaudited

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Service revenue	$-	$-	$-	$-
Cost of goods sold	-	-	-	-
Gross margin	-	-	-	-

Research and development	3,574	3,764	6,575	6,717
Marketing and selling	538	684	1,153	1,334
General and administrative	1,645	1,512	3,208	2,952
Total operating expense	5,757	5,960	10,936	11,003

Interest and other income	1	129	38	271

Net loss	$(5,756)	$(5,831)	$(10,898)	$(10,732)

Basic and diluted loss per common share	$(0.17)	$(0.22)	$(0.35)	$(0.41)

Balance Sheet Highlights (in thousands)	June 30, 2009 (unaudited)	December 31, 2008
Cash and cash equivalents	$7,502	$4,815
Other current assets	575	855
Property and equipment, net	986	1,377
Intangible and other assets, net	10,865	10,929
Total assets	$19,928	$17,976

Current liabilities	$2,004	$1,627
Deferred rent	182	239
Shareholders’ equity	17,742	16,110
Total liabilities and shareholders’ equity	$19,928	$17,976

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